IMPORTANT NOTES

This Summary Report was despatched to the holders of American Depositary Shares on May 30, 2006 in compliance with the Marketplace Rules of The Nasdaq National Market. The content of this Summary Report is extracted from the Company's annual report on Form 20-F as filed with the Securities and Exchange Commission of the United States on May 11, 2006.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)

Summary Report of Form 20-F
for the year ended December 31, 2005

SUNDAY Communications Limited
www.sunday.com
(SEHK Stock Code: 0866/NASDAQ Ticker Symbol: SDAY)

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)

Dear holders of American Depositary Shares,

On May 11, 2006, SUNDAY Communications Limited, or the Company, filed its 2005 Form 20-F with the SEC. Our consolidated financial statements included in the 2005 Form 20-F have been prepared in accordance with HK GAAP which is our primary reporting framework. HK GAAP differs in certain respects from US GAAP. This Summary Report is to provide you with extracts of the 2005 Form 20-F that describe these differences.

A copy of the complete 2005 Form 20-F is available on the website of the SEC at www.sec.gov and at the Company's principal place of business in Hong Kong.

Alexander Anthony Arena
Chairman
May 30, 2006

EXTRACTS FROM THE 2005 FORM 20-F

The following is extracted and summarized from Note 28 to the consolidated financial statements included in the 2005 Form 20-F, which sets out the summary of differences between HK GAAP and US GAAP.

The Group's consolidated financial statements are prepared in accordance with HK GAAP which differs in certain respects from US GAAP. The following table summarizes the differences between HK GAAP and US GAAP which has effects on the net profit/(loss) and total shareholders' equity of the Group for each of the three years in the period ended December 31, 2005:
	2003	2004	2005
	HK$'000	HK$'000	HK$'000
	(Restated)	(Restated)
	Note	Note

Profit/(Loss):
Profit/(Loss) attributable to shareholders as reported under HK GAAP	35,139	4,373	(196,981)
US GAAP adjustments:
Amortization of net connection fees (i)	10,145	2,032	91
Write-back of compensation cost in respect of amortization of deferred compensation for share options (ii)	1,188	40	-
Amortization of subscriber acquisition costs (iii)	(7,967)	1,171	(3,010)

Net profit/(loss) under US GAAP	38,505	7,616	(199,900)

Basic and diluted earnings/(loss) per share under US GAAP (in cents)	1.3	0.3	(6.7)

Shares outstanding for basic and diluted earnings/(loss) per share (thousands)	2,990,000	2,990,000	2,990,000

Total shareholders' equity:
Total shareholders' equity under HK GAAP	705,871	710,244	513,263
US GAAP adjustments:
Deferred net connection fees (i)	(2,123)	(91)	-
Share premium in respect of deferred compensation for share options (ii)	6,253	6,213	6,213
Compensation cost in respect of amortization of deferred compensation for share options (ii)	(6,253)	(6,213)	(6,213)
Deferred subscriber acquisition costs (iii)	(7,967)	(6,796)	(9,806)

Total shareholders' equity under US GAAP	695,781	703,357	503,457

Note:       Certain comparative figures have been adjusted or re-classified as a result of the retrospective application of changes in accounting policies required by Hong Kong Financial Reporting Standards ("HKFRS") as disclosed in the consolidated financial statements included in the 2005 Form 20-F.

(i)     Under HK GAAP, connection fees revenue is recognized when received upon completion of activation services.

Connection fees are charged to postpaid mobile service subscribers upon activation of services. Under US GAAP, the fees, net of direct incremental costs incurred, are recognized as deferred revenue on balance sheet and later credited to statements of profits and losses as revenue over the estimated customer service period, which are estimated based on the expected stabilized churn rates. Connection fee revenue for 2003, 2004 and 2005 amounted to HK$411,000, HK$1,200 and nil, respectively, of which HK$39,000, HK$800 and nil were deferred as at December 31, 2003, 2004 and 2005, respectively. Connection fee revenue of HK$51,000, HK$39,000 and HK$600 deferred in 2002, 2003 and 2004, respectively, has been credited to the consolidated statements of profits and losses during 2005.

(ii)    Under HK GAAP, which HKFRS 2 Share-based Payment requires the Group expenses the cost of share options in the consolidated statements of profits and losses. As a transitional provision, the cost of share options granted after November 7, 2002 and had not yet vested on January 1, 2005 was expensed retrospectively in the consolidated statements of profits and losses of the respective period. There was no cost of share options recorded under HK GAAP during the year ended December 31, 2003, 2004 and 2005 under HK GAAP as all share options were granted prior to November 7, 2002.

Under US GAAP, the intrinsic value of stock options issued to employees has been used in the computation of the compensation cost for outstanding share options granted to the Group's employees. Accordingly, deferred compensation of HK$10,254,000 was recognized on options granted with an exercise price lower than the fair market value of the Company's shares at the grant date. The deferred compensation is amortized over the three-year vesting period. Up to December 31, 2005, deferred compensation of HK$4,041,000 for the options forfeited was reversed in shareholders' equity. No compensation is recognized for options which are granted with an exercise price equal to the fair market value of the Company's shares at the grant date. For the years ended December 31, 2003, 2004 and 2005, compensation costs of HK$1,188,000, HK$40,000 and nil, respectively, were written back to the consolidated statements of profits and losses and debited to the deferred compensation account.

A summary of the status of the Company's Share Option Scheme is as follows:

		Weighted
	Number of	average
	shares to be	exercise price
	subscribed	per option

Outstanding as at January 1, 2004	30,072,503	HK$1.96
Granted	-	-
Exercised	-	-
Lapsed	(1,442,414)	HK$1.76

Outstanding as at December 31, 2004	28,630,089	HK$1.97

Outstanding as at January 1, 2005	28,630,089	HK$1.97
Granted	-	-
Exercised	-	-
Lapsed (Note (a))	(1,631,658)	HK$1.84
Cancelled (Note (b))	(26,998,431)	HK$1.98

Outstanding as at December 31, 2005	-

There were no options granted during the years ended December 31, 2004 and 2005.

Note (a):          These share options lapsed during the year upon the cessation of employment of certain employees.

Note (b):         All outstanding share options had either been cancelled or had lapsed under the terms of the Company's Share Option Scheme by August 9, 2005, being one month after the date on which the unconditional general cash offer made by PCCW Mobile Holding No. 2 Limited became unconditional.

If the Company had accounted for the plan using the fair value method, the Group's net profit/(loss) under US GAAP would be impacted as follows:
	2003	2004	2005
	HK$'000	HK$'000	HK$'000

Net profit/(loss):
As reported	38,505	7,616	(199,900)
Pro forma	34,450	7,616	(199,900)

Basic and diluted earnings/(loss) per share (in cents):
As reported	1.3	0.3	(6.7)
Pro forma	1.2	0.3	(6.7)

(iii)   Under HK GAAP as described in Note 2(b) to consolidated financial statements included in the 2005 Form 20-F, costs to acquire contractual relationships with mobile subscribers are capitalized if it is probable that there will be an inflow of expected future economic benefits from the subscribers to the Group and such costs can be measured reliably. Capitalized subscriber acquisition costs are amortized on the straight-line basis over the minimum contractual period.

Under US GAAP, subscriber acquisitions costs are expensed as incurred since there is no direct incremental revenue generated and the contractual relationships with mobile subscribers are not enforceable.

(iv)   Under both HK GAAP and US GAAP, the Group is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and tax credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled.

Under HK GAAP, a deferred tax asset is recognized to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilized. The unrecognized deferred tax asset is disclosed in the notes to the financial statements. Under US GAAP, a valuation allowance is recorded to reduce the carrying amount of deferred tax asset unless it is more likely than not that such asset will be realized.

No deferred tax assets are recognized under HK GAAP, while a valuation allowance is set against the deferred tax assets under US GAAP, the net effect of which causes no impact to the financial statements of the Group presented under US GAAP.

DEFINITIONS

"2005 Form 20-F"	the Company's annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC

"ADSs"

American Depositary Shares, each representing 100 Shares, being rights and interests in the Shares deposited with The Bank of New York as depositary pursuant to the securities laws and regulations of the United States

"Company"

SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability, whose Shares are listed on The Stock Exchange of Hong Kong Limited and the ADSs of which are quoted on The Nasdaq National Market in the United States

"Group"	the Company and its subsidiaries

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"HK GAAP"	generally accepted accounting principles in Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"SEC"	the Securities and Exchange Commission of the United States

"Shareholder(s)"	holder(s) of Shares

"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company

"US" or "United States"	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

"US GAAP"	generally accepted accounting principles in the United States

INFORMATION ABOUT THIS SUMMARY REPORT

The content of this Summary Report is extracted from the 2005 Form 20-F as filed with the SEC on May 11, 2006.

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